Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

One Perfect, Inc.
20 Park Road, Suite D
Burlingame, CA 94010
https://oneperfect.com/

Up to $1,234,999.60 in Common Stock at $1.78
Minimum Target Amount: $14,998.28

Company:

Company: One Perfect, Inc.
Address: 20 Park Road, Suite D, Burlingame, CA 94010
State of Incorporation: DE
Date Incorporated: July 01, 2019

Terms:

Equity

Offering Minimum: $14,998.28 | 8,426 shares of Common Stock
Offering Maximum: $1,234,999.60 | 693,820 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.78
Minimum Investment Amount (per investor): $101.46

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based Perks

Friends and Family

Invest within the first week and receive 20% bonus shares.

Super Early Bird

Invest within the first two weeks and receive 15% bonus shares.

Early Bird Bonus

Invest within the first month and receive 10% bonus shares.

<u>**Volume-Based Perks**</u>

**See the 'referral fee rules' below for referral process information.

Tier 1 | $100+

Free Shift Therapist training for any 1 person ($2,500 value), Free OnePerfect Shift iOS or Android app subscription for a year for any 1 person ($156 value), and a 4% referral fee on introductions.

Tier 2 | $1,000+

Free Shift Therapist training for any 2 people ($5000 value), Free OnePerfect Shift iOS or Android app subscription for a year for any 2 people ($312 value), and a 5% referral fee on introductions.

Tier 3 | $2,500+

Free Shift Therapist training for any 3 people ($7,500 value), Free OnePerfect Shift iOS or Android app subscription for a year for any 3 people ($468 value), and a 5% referral fee on introductions.

Tier 4 | $5,000+

5% bonus shares, Free Shift Therapist training for any 4 people ($10,000 value), Free OnePerfect Shift app subscription for a year for any 4 people ($622 value), and a 7% referral fee on introductions.

Tier 5 | $20,000+

10% bonus shares, Free Shift Therapist training for any 10 people ($25,000 value), Free OnePerfect Shift app subscription for a year for any 10 people ($1558+ value), 8% referral fee on introductions, and meet Dr. Sean on a private Zoom.

Tier 6 | $25,000+

15% bonus shares, Free Shift Therapist training for any 14 people ($35,000 value), Free OnePerfect Shift app subscription for a year for any 14 people ($2177+ value), 9% referral fee on introductions, and meet Dr. Sean on a private Zoom.

Tier 7 | $50,000+

20% bonus shares, Free Shift Therapist training for any 20 people ($50,000 value),

Free OnePerfect Shift app subscription for a year for any 30 people ($4665+ value), 10% referral fee on introductions, and meet Dr. Sean on a private Zoom.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

**Referral fee rules:*

If you introduce Shifts to a college or university, or to your employer or another organization, and that organization subsequently subscribes their community to a "Shift" group subscription within 6 months, you'll receive a percentage of the subscription fees they paid — up to $150,000 per referral. The referrer of record will be awarded on a first to-invest & complete a Commission Agreement basis.

Become eligible for the referral bonus by taking the following steps.

1. Complete your investment. You'll be emailed a OnePerfect Shift Commission Agreement from OnePerfect directly after your investment is confirmed.

2. Complete the Agreement, including identifying up to ten (10) organization(s) you'd like to refer and your contact at that organization, (e.g. a college, university, high school, employer, non-profit, government organization, etc.) and return the Commission Agreement to help@oneperfect.com.

3. We'll respond by confirming that you are the first referrer of record for each organization that you were first to claim, and we'll provide you with a link to an email template for making an official email introduction to your contact(s).

4. After we receive your introduction email, we'll follow up with your contact to close the sale and we'll pay your Commission Agreement fee within 30 days after each of your referral(s) pays for a subscription if they subscribe within 6 months of your initial referral date.

It is possible for a OnePerfect investor to be paid millions of dollars by referring organizations that subscribe to "Shift."

Complete your investment and be the first to claim your alma mater (college, university, high school district, etc.), your current or past employer, or any other organization where you know a contact who you believe will respond to an email referral from you.

The 10% StartEngine Owners' Bonus

One Perfect, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.78 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $178. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

One Perfect, Inc. ("OnePerfect" or the "Company") is a psychologist-led, mental health and wellness tech company founded by an experienced, practicing clinical psychologist with a twenty-year history focused on researching and building health technology products and a deep commitment to data, research and treatment experience.

For the last 4 years, OnePerfect has been focused on doing one thing very well: Teach anyone how to shift into a better state of mind anytime with digital wellness experiences called 'Shifts'.

A 'Shift' is a short (usually 5 to 10-minute) experience that is designed to shift you into a better state of mind on demand anytime.

Shifts are created by our psychology team, our subscribers, and our technology.

Shifts can be improved by AI, and or, ML to personalize and perfect each Shift based on the unique needs of each subscriber.

Business Model

In 2022, OnePerfect began selling a digital-only SHIFT subscription to initial educational, enterprise organizations, and healthcare organizations for ~$48 per active user, per year.

We also offer SHIFT subscriptions to consumers directly with a free SHIFT tier, and a range of paid tiers currently costing up to ~$156 per subscriber per year.

When we launch the Shift Therapy app, we plan to add live shifting services as a subscription option that can be added to our currently 'digital-only' subscription options.

Competitors and Industry

Competitors

OnePerfect's competitors include Headspace Health, Spring Health, Calm Health, and other similar companies that provide digital and live mental health and wellness experiences and treatments.

We see our value proposition as different from all other companies that we are aware of because OnePerfect is the only company, to our knowledge, that delivers 'Shifts' – or that has identified teaching 'shifting' to their subscribers as the core of their mission.

Meanwhile, we believe every leading mental health and wellness company will eventually require a product like Shift in their lineup.

OnePerfect believes that a core part of the future of mental health treatment and prevention will include teaching people how to shift their minds on demand (i.e., 'shifting.').

We believe our tested products and our range of Shift-related trademark licenses provide substantive branding benefits and defensibility to our business model. As such, OnePerfect is committed to aggressively pursuing and defending its IP rights.

Industry

The mental health software market is expected to hit $19B with 17% annual growth. Globally, the market for mental health software was valued at more than $4.6 billion in 2021, and it's expected to quadruple in value to $18.8 billion by 2030 *(https://www.einnews.com/pr_news/617999199/mental-health-software-market-to-be-driven-by-the-rising-incidence-of-stroke-in-the-forecast-period-of-2023-2030).*

Worldwide depression and anxiety cost the global economy $1 trillion per year. (The World Health Organization (WHO)). Meanwhile, 33% of Americans report dealing with loneliness on a regular basis. (Market Signals).

The CDC further reports that poor mental health and suicide behaviors among U.S. high school students are increasing. Persistent feelings of sadness or hopelessness increased by 40% between 2009-2019 for U.S. high school students. *(https://www.cdc.gov/nchhstp/newsroom/docs/factsheets/dash-mental-health.pdf)*

Among girls, 3 in 5 felt persistently sad and hopeless, a marker for depressive symptoms, in 2021, up nearly 60% from 2011. And more than 1 in 4 girls reported they seriously considered attempting suicide in 2021, up nearly 60% from 2011. More than 1 in 10 girls reported they attempted suicide in 2021, up 30% from a decade ago. Alcohol use is also higher among girls than boys. *(https://www.cdc.gov/nchhstp/newsroom/fact-sheets/healthy-youth/sadness-and-*

violence-among-teen-girls-and-LGBQ-youth-factsheet.html)

These are staggering figures. They are also indicators of how we modern humans are doing and where we need help.
(CDC report Youth Risk Behavior Survey Data Summary & Trends Report: 2011-2021)

Modern mental health treatment approaches originally popularized by Dr. Sigmund Freud are ~150 years old. Meanwhile, major insights into our lifelong capacity for neuroplasticity (i.e., biological brain changes based on your experiences) and structured, effective uses of mindfulness to treat stress and health outcomes — not to mention the use of generative AI technology to improve interventions — are relatively new.

Hundreds of studies have demonstrated the benefits of mindfulness meditation for reducing stress and anxiety.
(https://www.sciencedirect.com/science/article/abs/pii/S0272735813000731?via=ihub)

Current Stage and Roadmap

Current Stage

The Company is currently in-market. Our 'Shifts' are delivered on the OnePerfect Shift website and in the OnePerfect Shift app as audio/video digital experiences and programs. Current users can also record and share their own insights.

The product we are developing, 'Shift Therapy®,' is planned to deliver our Shifts by live therapists within our apps. Shift Therapy® is the aspect of the product that is not yet available.

Future Roadmap

OnePerfect's mission is to teach everyone how to shift. When 'shift' becomes a household word, we believe we will have succeeded in changing the way the world addresses mental health treatment.

Raising funds enables OnePerfect to scale its Shift Therapist network and develop the world-class Shift subscription the world deserves.

Over the coming years OnePerfect plans to launch Shift Therapy, expand market share, grow our team and distribution network, and expand research and development with generative AI, Shift digital therapeutics, and web3 product lines.

The Team

Officers and Directors

Name: John (Sean) Aloysius Sullivan

John (Sean) Aloysius Sullivan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Director, and Principal Accounting Officer
  Dates of Service: July, 2019 - Present
  Responsibilities: John (Sean) is the founder and CEO. Sean does not currently receive cash compensation but plans on using some of this round's funding for salaries. He owns 8,000,000 shares of the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "OnePerfect", "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the wellness tech industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the Company may not have substantial value. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for wellness. Our revenues are therefore currently dependent upon this market

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational Shift Therapy product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders or creditors.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage of Shift Therapy. Delays or cost overruns in the development of our company and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if it can't, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

One Perfect, Inc., was formed on 07.01.2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. One Perfect, Inc. has incurred a net loss and has had limited revenues generated since its inception. There is no assurance that we will be profitable in the future.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that mental health technology product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property licenses or render intellectual property unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright license protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. If the Company is unable to renew its IP license for any reason it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our licenses, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) licenses outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) licenses could have adverse consequences for the Company. As a result, if we are unable to enforce our trademark(s) or copyright(s) licenses because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, accounting, legal work, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in the service of OnePerfect Shift or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on One Perfect, Inc. could harm our reputation and materially negatively impact our financial condition and business.

We have licenses to pending IP approval that might be vulnerable

One of the Company's most valuable assets is its licensed intellectual property. The Company's licensed intellectual property such as trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. Due to the value, competitors may misappropriate or violate the rights owned by the

Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

The Chief Executive Officer does not currently receive a salary for his role with the Company

One Perfect, Inc. is an early-stage company that does not currently generate significant revenue. Accordingly, the CEO of One Perfect, Inc. (Sean Sullivan) does not currently receive a salary for his work. Although he has been, and will continue to be, compensated in sweat equity, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. In order to counterbalance the current absence of monetary incentivization, the Company has arranged for the CEO to receive a salary of $200,000 to begin in 2023 which is dependent on the Company successfully raising funds of approximately $100,000 or more.

The Company's therapists may not all be licensed mental health professionals

Shift Therapists are a peer-to-peer network that will be recruited and trained by OnePerfect to guide others through its Shifts. Shift therapists are not necessarily licensed mental health professionals.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
John (Sean) Aloysius Sullivan	8,000,000	Common Stock	100.0%
John (Sean) Aloysius Sullivan	2	SAFE Notes	

The Company's Securities

The Company has authorized Common Stock, and SAFE Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 693,820 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 8,995,935 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 978,000 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 17,935 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the

Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFE Notes

The security will convert into Safe preferred stock (this security not yet authorized) and the terms of the SAFE Notes are outlined below:

Amount outstanding: $216,868.00
Interest Rate: %
Discount Rate: 80.0%
Valuation Cap: None
Conversion Trigger: Preferred Equity Financing - See Other Material Rights below

Material Rights

Conversion Trigger. If there is an Equity Financing in which the Company issues and sells Preferred Stock at a fixed pre-money valuation before the expiration or termination of the SAFE note, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Discount Price.

Liquidation. If there is a Liquidity Event before the expiration or termination of the SAFE note, the Investor will, at its option, either: (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph); or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

Dissolution. If there is a Dissolution Event before the SAFE note expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $25,000.00
  Use of proceeds: Funds were largely used to pay for technology development, platform design and selling costs. These costs include building, improving and selling subscriptions to One Perfect, Inc.'s technology platform.
  Date: September 25, 2020
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE

Final amount sold: $10,000.00
Use of proceeds: Funds were largely used to pay for technology development, platform design and selling costs. These costs include building, improving and selling subscriptions to One Perfect, Inc.'s technology platform.
Date: July 06, 2021
Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $21,000.00
  Use of proceeds: Funds were largely used to pay for technology development, platform design and selling costs. These costs include building, improving and selling subscriptions to One Perfect, Inc.'s technology platform.
  Date: December 01, 2022
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $50,000.00
  Use of proceeds: Funds were largely used to pay for technology development, platform design and selling costs. These costs include building, improving and selling subscriptions to One Perfect, Inc.'s technology platform.
  Date: June 01, 2020
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $10,868.00
  Use of proceeds: Operations
  Date: January 31, 2023
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2022.

Revenue

Revenue for fiscal year 2022 was $7,794, which is an increase compared to fiscal year 2021 revenue of $1,124. This reflects signing our first higher education subscription customer in 2022.

We believe that the U.S. is the most important market for us to demonstrate success in the higher education mental wellness category, so we spent the vast majority of our marketing and sales efforts in the U.S. in 2022.

Cost of sales

Cost of goods sold in 2022 was $0, and was also $0 in fiscal year 2021.

Expenses

The Company's expenses consist of, among other things, marketing and sales expenses, fees for professional services, and research and development expenses. Expenses in 2022 were $25,051 and were $72,096 in 2021. The reduction is a consequence of reduced General and Administrative, Research and Development and Sale and Marketing expenses.

Historical results and cash flows:

The Company is currently in the initial production and initial revenue generation stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we expect to raise funds from regulation crowdfunding and to onboard new customers that produce healthy net margins. Past cash was primarily generated through SAFE investments. Our goal is to raise funds in Q2 2023 to increase revenue generation.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 31st, 2023, the Company has capital resources available in the form of $5,164 cash on hand and $5,000 in receivables due within 30 days. The Company also has $40,000 in credit available through existing investors to support the Company through any short-term cash requirements, if needed.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are important to our company operations because these funds are necessary to support building and rolling out our next planned product, "Shift Therapy."

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We do not believe the funds from this campaign are necessary to the viability of the Company because we have historically been able to maintain a very low burn rate when necessary. However, funding is expected to support our growth and of the total funds that our Company currently has, 99% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for at least 1 year. This is based on a current monthly burn rate of ~$2,000 per month for expenses related to insurance, digital operations and other maintenance expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for at least 2 years. This is based on growing to a monthly burn rate of $46,875 for expenses related to salaries, R&D, marketing and other operations expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated accepting additional future sources of capital. However, existing investors have been and continue to be supportive of our company's capital requirements. We see a range of potential ways to continue to capitalize the company.

Indebtedness

- **Creditor:** SAFE notes (as of 12/31/2022)
  Amount Owed: $223,167.00
  Interest Rate: 0.0%

If there is an Equity Financing in which the Company issues and sells Preferred Stock at a fixed pre-money valuation before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Discount Price. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either: (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph); or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

Related Party Transactions

- **Name of Entity:** John A. Sullivan
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: In December of 2022, the Company entered into a Simple Agreement for Future Equity with its founder, John Sullivan in the amount of $21,000.
  Material Terms: The discount rate is 80%. As of December 31, 2022, the outstanding balance of this SAFE is $21,000.

- **Name of Entity:** Margarita Sullivan
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: The Company entered into two (2) Simple Agreements for Future Equity, the first in 2019 and the second in 2020, with its founder's mother.
  Material Terms: The discount rate for both SAFEs is 80%. As of December 31, 2022, and December 31, 2021, the outstanding balance of these SAFEs is $150,000.

- **Name of Entity:** Acquisitions Partner's Group
  Names of 20% owners: This company is owned by the brother of OnePerfect's founder
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: On July 6th, 2021, the company entered into a Simple Agreement for Future Equity with its founder's brother's company, Acquisitions Partner's Group, in the amount of $10,000.
  Material Terms: The discount rate is 80%. As of December 31, 2022, and December 31, 2021, the outstanding balance of this SAFE is $10,000.

Valuation

Pre-Money Valuation: $16,012,764.30

Valuation Details:

Given OnePerfect's current in-market opportunities through initial penetration into a large University Health Center, a small corporate wellness program, and through beginning to enter the global D2C wellness market, the Company is conservatively valued at $16M. Our current higher education market opportunity is summarized below. Additional current and anticipated future business with the potential to unlock substantial value is envisioned elsewhere.

PROJECTED REVENUE OF EXISTING CONTRACTS

The estimates below are based on in-market experience, a major success story selling into the health system of a large public university system.

University Health Business Unit Economics Summary: Following >2 years of pilots at a major California university, OnePerfect executed a 3-year subscription agreement with a major US university system to serve one of its 20,000+ member university communities, grounded in a fee of $50 per engaged user annually. As such, the agreement has a max theoretical revenue potential of >$1,000,000 per year. Growing this business unit to 250,000 students represents $12,500,000 in theoretical revenue.

- ~20 million students enroll on ~5,000 U.S. campuses and online.

- OnePerfect's TAM with our existing product in the market is $100M X $50 = $5B.

- Annual revenues of $50M if OnePerfect has a 1% market share of TAM at our current subscription price.

- Projected cost of selling a new account is <20% of each contract's value, plus low product maintenance costs. As we scale these costs will range depending on what's included.

- Based on in-market experience, funds are being raised to increase the value and price point of the Company's in-market higher-education subscription product.

The above analysis does not model the substantial additional available education market of students <18 years old.

In addition to the above, OnePerfect has developed relationships with many insurance benefits brokers who present OnePerfect's 'Shift' subscription to companies they advise, and or, are interested in serving. Insurance benefits tend to be initiated and renewed in Q4 each year. We are actively working through the sales cycle, including completing RFI's for brokerages during 2022, to expand revenue through benefit broker relationships that we have strategically developed over the last ~2 years.

We are pleased to report that a TIME "100 most influential company" has begun to engage with OnePerfect, initially through a live 'Shift' seminar. We envision expanding this relationship and growing to other enterprise clients as detailed above as well.

Meantime, related to the education market described above, Gary Dunn, Ph.D., the recently retired Director of the University of California, Santa Cruz's Counseling and Psychological Services (UCSC CAPS) joined us recently as an Advisor. Gary oversaw UCSC's Student Health Services through COVID-19 and joined OnePerfect's official advisory team to support product development strategy and growth into new educational institutions.

TEAM

OnePerfect's team members bring extensive start-up, growth, business, and exit experience.

Dr. Sean Sullivan (Chief Executive Officer): Dr. Sean Sullivan is a licensed clinical psychologist and founder and CEO of OnePerfect, an enterprise mental health and wellness platform that delivers personalized mindset 'shifting' experiences called Shifts. Sean leads a fiercely caring design, technology, and psychology team located around the world and shares a common goal — to teach everyone how to shift into a better state of mind, any time.

Dr. Sullivan began his formal psychology education at Harvard University. He interned at the Center for Mindfulness and Science at the University of Massachusetts Medical School prior to completing a psychology residency at the University of Texas Health Sciences Center, and postdoctoral training based at the University of California, San Francisco (UCSF).

Since then, Dr. Sullivan has maintained a psychology and mental health technology research practice in San Francisco. His clinical research has focused on applying technology to improve mental health — particularly by teaching anyone how to shift their state of mind on demand.

As a psychotherapist for over twenty years, Dr. Sullivan has also written popular psychology books and articles and created digital mental health, wellness, and peak performance psychology courses, apps, tools, and a psychology stage show. At a Sequoia-funded Virtual Reality (VR) for a psychology startup in Palo Alto, CA, Dr. Sullivan directed psychology and developed evidence-based VR treatments.

Based on his career-long research and practice teaching people how to strategically shift their state of mind in a few minutes (i.e., 'shifting'), Dr. Sullivan developed Shift Therapy® – to guide anyone using their smartphone to shift into a better state of mind, anytime.

Maxim Mamoyco (Chief Technology Officer): Maxim Mamoyco is a software engineer who founded Nozomi Health software development. He holds a computer science degree from Belarusian National Technical University and has partnered with over 20 digital health startups to help them build life-changing digital health products.

Max has focused on helping digital health organizations build products focused on the emotional experience of patients and has extensive expertise in UX research and design. He has been empowering the healthcare industry to deliver empathetic and intuitive digital products to payers, providers, and partners for over six years and has overseen the production and iteration of dozens of digital mental health or wellness products, including incorporating generative technologies into digital products in the mental health space — a core of OnePerfect's Shift Therapy® product vision.

Max believes the synergy of value and positive emotions will enable better engagement and outcomes in patients and is passionate about bringing new security standards into how digital products are built by OnePerfect.

ADVISORS

Eric Wilson

Growth & Operations Advisor

Eric is an experienced startup operator and leader of teams solving challenges at the intersection of operations and technology for nearly 15 years.

Prior to OnePerfect, Eric served as COO at Homeward where he led development of the company's mortgage, title and core real estate operations from seed stage through successful $136M Series B led by Norwest Venture Partners. Before that, Eric co-founded Better.com, a digital lender disrupting the mortgage space, where he launched and grew the company's domestic and international operations to over 1000 team members while guiding the company through its first $2 Billion in loan originations and successful $160M Series C fundraise. Between stints in fintech, Eric founded Bolt Mining, a data center colocation provider focused on eliminating barriers to entry into cryptocurrency mining, where he led the company from initial fundraising through successful exit via acquisition by NASDAQ listed Bit Brother Ltd in late 2022.

Eric graduated from Pepperdine University with a BA in Economics and minor in Music.

Todd Sullivan, M.B.A.

Corporate Strategy & Finance Advisor

Todd is the CEO of Exitwise, which guides founders and business owners through acquisitions. Todd understands the entrepreneurial journey well having founded and sold four previous companies. Todd graduated from Yale University as a 2-time Ice Hockey MVP and was named MBA Entrepreneur of the Year at University of Michigan Ross School of Business.

Nick Allen, FSA, MAAA, FCA

Go-To-Market Advisor

Nick is the CEO of Blue Raven Actuarial and a healthcare Actuary with over 20 years of experience. Formerly, he was the Lead Actuary for Employee Benefits at USI Insurance Services. Nick is a world-class enterprise data professional.

Paul J. Marcille, Ph.D.

Practitioner & Business Development Advisor

Dr. Marcille is a licensed psychologist with over 35 years of experience working as a therapist, university professor and university administrator. He is the former Vice President and Dean of the American University of Paris and former Professor and Program Director at Palo Alto University. Dr. Marcille is the current president of the Bay Area Psychological Association, the past president of the California Psychological Association and the California Federal Advocacy Coordinator for the American Psychological Association. He serves on the board of several non-profit agencies and volunteers with them.

Gary Dunn, Ph.D.

Practitioner & Business Development Advisor

Dr. Gary Dunn is the recently retired Director of Counseling and Psychological Service at the University of California, Santa Cruz (UCSC CAPS). Gary oversaw UCSC's Student Health Services during the pandemic and joined OnePerfect's official advisory team after ending his work with UCSC to support product development strategy and growth into new educational institutions.

Conclusion

Based on the above, OnePerfect believes its pre-money valuation of 16,012,764.30 is reasonable.

Disclosures

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (ii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $216,868 in SAFE Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $14,998.28 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fee*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,234,999.60, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Working Capital*
  15.0%
  We will use 15% of the funds for working capital to cover expenses for the initial launch of Shift Therapy as well as ongoing day-to-day operations of the Company.

- *Company Employment*
  40.0%
  We will use 40% of the funds to hire key personnel for daily operations. Wages to be commensurate with training, experience and position.

- *Research & Development*
  20.0%
  We will use 20% of the funds raised for market and customer research, new product development and market testing.

- *Training*
  10.0%
  We will use 10% of the funds to train new Shift Therapists.

- *Other Capital Needs*
  8.5%
  We will reserve 8.5% of the funds for any other capital needs that arise.

- *StartEngine Service Fees*
  1.0%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://oneperfect.com/ (oneperfect.com/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/oneperfect

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR One Perfect, Inc.

[See attached]

ONE PERFECT, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
One Perfect, Inc.
Burlingame, California

We have reviewed the accompanying financial statements of One Perfect, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 6, 2023
Los Angeles, California

ONE PERFECT INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	3,242	$	4,499
Total Current Assets		**3,242**		**4,499**
Total Assets	$	**3,242**	$	**4,499**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Simple Agreement for Future Equity (SAFEs)		223,167		205,833
Total Liabilities		**223,167**		**205,833**
STOCKHOLDERS EQUITY				
Common Stock		80		80
Retained Earnings/(Accumulated Deficit)		(220,005)		(201,415)
Total Stockholders' Equity		**(219,925)**		**(201,335)**
Total Liabilities and Stockholders' Equity	$	**3,242**	$	**4,499**

See accompanying notes to financial statements.

ONE PERFECT INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net Revenue	$	7,794	$	1,124
Cost of Goods Sold		-		-
Gross profit		7,794		1,124
Operating expenses				
General and Administrative		13,741		30,520
Research and Development		2,910		29,568
Sales and Marketing		8,400		12,008
Total operating expenses		25,051		72,096
Operating Income/(Loss)		(17,257)		(70,972)
Interest Expense		-		-
Other Loss/(Income)		1,333		15,833
Income/(Loss) before provision for income taxes		(18,590)		(86,805)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(18,590)**	**$**	**(86,805)**

See accompanying notes to financial statements.

ONE PERFECT INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Retained earnings/	Total Shareholder
	Shares	Amount	(Accumulated Deficit)	Equity
Balance—December 31, 2020	8,000,000	$ 80	$ (114,610)	$ (114,530)
Net income/(loss)			(86,805)	(86,805)
Balance—December 31, 2021	8,000,000	80	$ (201,415)	$ (201,335)
Net income/(loss)			(18,590)	(18,590)
Balance—December 31, 2022	8,000,000	$ 80	$ (220,005)	$ (219,925)

See accompanying notes to financial statements.

ONE PERFECT INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2022**		**2021**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(18,590)	$	(86,805)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Change in Fair Value of SAFEs		1,333		15,833
Net cash provided/(used) by operating activities		**(17,257)**		**(70,972)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on SAFEs		16,000		40,000
Net cash provided/(used) by financing activities		**16,000**		**40,000**
Change in Cash		(1,257)		(30,972)
Cash—beginning of year		4,499		35,470
Cash—end of year	**$**	**3,242**	**$**	**4,499**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

One Perfect Inc. was incorporated on July 1, 2019, in the state of Delaware. The financial statements of One Perfect, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Burlingame, California.

One Perfect Inc. is a psychologist-led, generative-tech enhanced, mental health and wellness tech company founded by an experienced, practicing clinical psychologist with a twenty-year history focused on researching and building health technology products and a deep commitment to data, research, and treatment experience. For the last four years, OnePerfect has been focused on doing one thing very well: Teach anyone how to shift into a better state of mind anytime with digital wellness experiences called 'Shifts'. A 'Shift' is a short (usually five to ten-minute) experience that is designed to shift you into a better state of mind on demand anytime.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

One Perfect, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense.

The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expenses.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The company does not have significant sources of revenue yet, and only received customer payments for its initial subscription agreements. In the future, SHIFT subscriptions will be charged to consumers directly with a free SHIFT tier, and a range of paid tiers. OnePerfect markets digital subscriptions via various forms of outreach to meet and partner with insurance benefits brokers.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $8,400 and $12,008, respectively, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 6, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months.

ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15,

2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.00001. As of December 31, 2022, and December 31, 2021, 8,000,000 shares have been issued and are outstanding.

4. DEBT

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

| SAFE(s) | Principal Amount | Borrowing Period | Valuation Cap | Discount | As of Year Ended December 31, | |
					2022	2021
Safes I - II	$ 150,000	Fiscal Year 2019	not set	80%	$ 150,000	$ 150,000
Safe III	$ 25,000	Fiscal Year 2020	not set	80%	$ 25,000	$ 25,000
Safes IV	$ 10,000	Fiscal Year 2021	not set	80%	$ 10,000	$ 10,000
Safes V	$ 21,000	Fiscal Year 2022	not set	80%	$ 21,000	$ 5,000
Change in Fair Value					$ 17,167	$ 15,833
Total SAFE(s)	$ 206,000				$ 223,167	$ 205,833

If there is an Equity Financing in which the Company issues and sells Preferred Stock at a fixed pre-money valuation before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Discount Price. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either: (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph); or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

5. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021 consists of the following:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(5,547)	$	(21,059)
Valuation Allowance		5,547		21,059
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(44,409)	$	(38,862)
Valuation Allowance		44,409		38,862
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $31,253, and the Company had state net operating loss ("NOL") carryforwards of approximately $13,156. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expenses. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

6. RELATED PARTY

In December of 2022, the Company entered into a Simple Agreement for Future Equity with its founder, John Sullivan in the amount of $21,000. The discount rate is 80%. As of December 31, 2022, and December 31, 2021, the outstanding balance of this SAFE is $21,000 and $5,000, respectively.

On July 22, 2019, the company entered into a Simple Agreement for Future Equity with its founder's mother, Margarita Sullivan in the amount of $100,000. On June 1, 2020, the company entered into a Simple Agreement for Future Equity with its founder's mother, Margarita Sullivan in the amount of $50,000. The discount rate is 80%. As of December 31, 2022, and December 31, 2021, the outstanding balance of this SAFE is $150,000.

On July 6th, 2021, the company entered into a Simple Agreement for Future Equity with its founder's brother's company, Acquisitions Partner's Group, in the amount of $10,000. The discount rate is 80%. As of December 31, 2022, and December 31, 2021, the outstanding balance of this SAFE is $10,000.

7.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through March 6, 2023, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

9.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $17,257, an operating cash flow loss of $17,257, and liquid assets in cash of $3,242, which is less than a year's worth of cash reserves as of December 31, 2022. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



 

♡ Add to Watchlist

INVEST IN ONEPERFECT TODAY!

Shift Your Mind with Shift Therapy®

One Perfect, Inc. is a psychologist-led mental wellness technology company using mental health research, user data and proprietary data sets to help shift our users into a better state of mind on demand. Our apps and tech platform personalize our "Shifts" to allow our users to change their mindsets quickly, revolutionizing the approach of mental health. We aim to transform mental health care by empowering everyone to shift into a better state of mind whenever they need to.

Show less

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$0 Raised

OVERVIEW   ABOUT   TERMS   DISCUSSION   INVESTING FAQS

REASONS TO INVEST

THE FUTURE OF MENTAL WELLNESS: We shift our user's mindsets and emotional states by providing brief psychologist-created digital experiences called Shifts. Recent empirical research demonstrates brief interventions having significant positive impacts on our brains and our moods. We see our tested shifting strategies as groundbreaking therapies accessible to anyone, anytime.

PERSONALIZED EXPERIENCES ON-DEMAND: The healing power of psychotherapy stems from an interpersonal connection to someone who is well trained and in your corner. However, hour-long therapy sessions don't always fit into the world we live in today. So we're developing health-tech's future through AI-supported Shift Therapy® to provide brief, on-demand mindset and emotion 'shifting' sessions with trained therapists*.

PROVEN TRACK RECORD: We have already delivered hundreds of thousands of digital Shifts to students, employees, and everyday people. After more than two years of successful pilots supported by a major university system, we recently began serving key customers with our digital Shift subscription – including a 20,000+ person university.

Shift Therapists are a peer-to-peer network who will be recruited and trained by OnePerfect to guide others through Shifts.

Shift Therapists are not necessarily licensed mental health professionals.

Welcome to Shift Therapy®



Invest Now
$1.78 Per Share

RAISED ⓘ	INVESTORS
$0	0
MIN INVEST ⓘ	VALUATION
$101.46	$16.01M

THE PITCH ─────────────────────────

Personalized Mental Wellness For All


ONEPERFECT
It's time we change the way we approach mental health.
Dr. Sullivan
In under 10 minutes, Shift Therapy® is designed to shift you into a better state of mind for whatever you're doing next.
Insights
FAVORITE
MY INSIGHTS
BROWSE
All categories
MOTIVATION!
MELT STRESS
SLEEP
LATE NIGHT THOUGHTS
DON'T MISS A CHANCE TO WAKE UP IN THE FOREST
THIS IS HOW I BECAME A BETTER PERSON
LET'S WELCOME A NEW DAY TOGETHER

OnePerfect is transforming mobile devices into pathways to health and well-being.

We are not just another isolated digital tool. We are about leveraging the power of technology to increase human connection in an emotionally and mentally disconnected world.

Our Shifts teach anyone how to navigate into a better mindset with short, personalized experiences.

Subscribers can get a Shift out of sadness, loneliness, anger, and frustration or into motivation or inspiration, shifting to a performance-focused mindset that allows them to tackle their goals from a better place.

Our current app users are able to record and share their personal insights with the OnePerfect Shift community. Next, we plan to mobilize a revolutionary network of Shift Therapists to provide live, virtual, person-to-person guidance on demand with Shift Therapy®.

Shift Therapy® aims to provide a much-needed update to individual mental health care. It is designed to let subscribers get guidance from a therapist they choose, in the language they speak, within a supportive, global, peer-to-peer mental wellness community.


Using OnePerfect, 89% of surveyed users shifted toward or into their chosen state of mind.
OnePerfect pilots supported by the Regents of University of California

We envision a future where everyone is met where they are to get the Shift they need from the Shift Therapist they love.

- Imagine having trained Shift Therapists available on students' mobile devices, 24/7. Students having tough days at high schools and universities all over the world can be guided into a better state of mind in a few minutes, anytime – even between classes.

- Imagine employers offering employees access to a Shift Therapist whenever they feel the need. Employers are increasingly paying for their employees to receive on-demand productivity, performance enhancement and wellness support. In fact, 48% of new voluntary benefits offered by employers in the past year were for mental health and wellness benefits (Source).

- Imagine an overwhelmed and lonely parent being able to get immediate support for their unique situation from a Shift Therapist they've come to know and trust.

unique situation from a Shift Therapist they've come to know and trust.


THE SHIFT THERAPIST COMMUNITY IS
GROWING

In the future, Shifters and Shift Therapists will be supported by OnePerfect's Shift-trained generative Artificial Intelligence (AI) engine. Still in development, it will help guide users through personalized experiences to adjust their state of mind.

THE PROBLEM & OUR SOLUTION

Addressing the Mental Health Crisis with On-the-Spot Digital Care

Worldwide depression and anxiety cost the global economy $1 trillion per year (Source), and 33% of Americans report dealing with loneliness on a regular basis. Among high school students, persistent feelings of sadness and hopelessness increased by 40% from 2009 to 2019 (Source).


People Are Suffering
2/5
Report anxiety or depression disorder symptoms
45%
Say worry & stress related to the pandemic has negatively impacted their mental health
90%
Said COVID has increased their stress level
And It's Costing Companies
$190B
in incremental healthcare costs due to stress
$193B
Estimated loss of productivity due to untreated mental illness
8.7%
Of all payroll costs are due to absenteeism

Crowdfund investors can receive FREE training to become a Shift Therapist or can gift Shift Therapist training to friends or loved ones. Investors can also earn substantial commissions for making Shift subscription referrals to schools they've attended or previous employers.


Insights
Tell your story


Tap the yellow mic to record or choose one of the templates. Your insights are never shared unless you choose to share.
CUTTING-EDGE PSYCHOLOGY
A MEDITATION
LATE NIGHT THOUGHTS
THINGS I WANT TO DO THIS YEAR
THE BEST ADVICE I EVER RECEIVED
THE MOST IMPORTANT THINGS TO ME
RECORD INSIGHT
Personalized Mental Wellness For All
Built For Enterprise

THE MARKET & OUR TRACTION

Key Initial Clients in a Fast-Growing Market

One in five people experience mental illness, and four in five know someone who does. The mental health software market was valued at more than $4.6 billion in 2021, and it's expected to quadruple in value to $18.8 billion by 2030, growing at a CAGR of 17% (Source).

There is a large market for outstanding technology-based mental health tech solutions like Headspace and Betterhelp. We envision Shift Therapy® revolutionizing health-tech by filling an existing gap in the market with live, well-trained, Artificial Intelligence-enhanced, on-demand shifting sessions.


$1T+
Global TAM of the Behavioral Health & Complementary & Alternative Medicine markets
$15B
Behavioral Health SAM
$750M
OnePerfect Annual revenues with 5% market share of SAM
Mental Health Is a Global Crisis

Source / Source

A TIME 100 "Most Influential Company" recently became a paying OnePerfect client, and a major academic institution with a 20,000+ member community became our first university customer. We have also recently received licenses for the trademark "Shift Therapy®" and the "Shift Your Mind" trademark.


We have a 5-Star Average rating in the app store!
It's like ordering Starbucks! I love that each day I can order up my meditation and therapy sessions based on how I am feeling in that moment. I can add different features and insights just like how I order my Starbucks coffee based on the time of day. It's so customizable, personal and helpful. Thank you!
Appjective, 12/21/2020

**The above testimonials may not be representative of the opinions or the experiences of other users and is not a guarantee of future performance or success.*

WHY INVEST



The Next Generation of Mental Health Care

ONEPERFECT
SHIFT THERAPY®
Reclaim your day
Soothe stress
Boost motivation
Pregame sleep
00:59

**Shift Therapy® is currently being developed and is not yet available to users.*

Since our founding in 2019, OnePerfect has been developing and licensing proprietary 'Shift' data sets and demonstrating that, in a few minutes at any time, Shifts can be an effective way to guide users into a better state of mind.

Meanwhile, accumulating independent clinical research has been demonstrating that completing short mental wellness experiences can have a significant positive impact on your brain and your mood (Source | Source). We are not aware of any other mental health or wellness company providing on-demand therapists to shift users' mindsets in under 10 minutes and available at any time.

OnePerfect believes that a core part of the future of wellness, and mental health treatment and prevention tools, will entail teaching people how to shift their state of mind on demand with mindset shifting experiences. We also believe our tested Shifts and range of Shift-related trademark licenses will provide substantive branding benefits and defensibility to our business, enabling Shift Therapy® to play a meaningful role in the future of the mental health and wellness industries.

OUR BUSINESS MODEL

How OnePerfect Makes Money

We've demonstrated initial product-market acceptance by selling our digital-only Shift subscription to a large university and a small tech company. After adding live Shift Therapy® to our Shift subscription, we plan to scale to additional organizations.

- **B2B subscription fees:** Our digital-only Shift subscription for educational, enterprise, and healthcare organizations starts at $48 per active user, per year. As an example, a 20,000-member community with 50% active users would currently pay OnePerfect up to $480,000 annually for a digital-only B2B Shift subscription.

- **B2C subscription fees:** Our digital-only Shift subscription for individual users starts at $144 per user, per year.

- **Shift Therapy® upgrade fees:** When we launch Shift Therapy®, we plan to add a LIVE virtual Shift Therapist subscription option for all subscribers at increased prices from our existing digital-only subscriptions.

We plan to continue developing 'Shifting' into personalized, scalable mental health and wellness treatments distributed worldwide.

Start Bridging The Mental Health Gap
OnePerfect benefits:
Reduce stress
Engage emotional intelligence
Build a culture of acceptance

This crowdfund raise will enable us to develop Shift Therapy®, including scaling our Shift Therapist network to improve our world-class Shift subscription. Join us in our mission to teach everyone how to Shift their mind on demand.



> **"** If you can imagine a future in which your Shift Therapist appears wherever you are, seemingly sitting a couple feet away to shift with you anytime you choose, you're imagining the future I see for Shift Therapy® and mental health care."
>
> Dr. Sean Sullivan

Let's shift the way the world addresses mental health.

ABOUT

HEADQUARTERS
20 Park Road, Suite D
Burlingame, CA 94010

WEBSITE
View Site ⬈

One Perfect, Inc. is a psychologist-led mental wellness technology company using mental health research, user data and proprietary data sets to help shift our users into a better state of mind on demand. Our apps and tech platform personalize our "Shifts" to allow our users to change their mindsets quickly, revolutionizing the approach of mental health. We aim to transform mental health care by empowering everyone to shift into a better state of mind whenever they need to.

. . . .

TEAM



Dr. Sean Sullivan
Chief Executive Officer & Director

Hello! I'm Sean.

I invite you to take a long, deep breath with me.

_

_

_

Relax your shoulders.

_

_

_

Allow your arms to fall toward the ground.

_

_

_

Nice mini-Shift!

Before presenting my professional background (below) I want to share why I believe in Shift Therapy® – especially today.

During my years as a psychologist, I came to see learning how to shift your state of mind strategically as building beautiful inner world pathways to a peaceful, creative, connected life.

In Shift Therapy®, I see a future where everyone can connect to someone they can trust to shift into feeling better together anytime. Realizing that vision will reduce our suffering enormously and raise us up collectively.

I believe Shift Therapy® will have a wide-reaching positive impact on the mental health and loneliness crisis we're all being touched by now.

That's why I'm personally inviting you to help us scale Shift Therapy®.

Let's Shift the world together.

Sean

Dr. Sean Sullivan is a licensed clinical psychologist and founder and CEO of OnePerfect, an enterprise mental health and wellness platform that delivers personalized mindset 'shifting' experiences called Shifts. Sean leads a fiercely caring design, technology, and psychology team located around the world and sharing a common goal — to teach everyone how to shift into a better state of mind, any time.

Dr. Sullivan began his formal psychology education at Harvard University. He interned at the Center for Mindfulness and Science at the University of Massachusetts Medical School prior to completing a psychology residency at the University of Texas Health Sciences Center, and postdoctoral training based at the University of California, San Francisco (UCSF).

Since then, Dr. Sullivan has maintained a psychology and mental health technology research practice in San Francisco. His clinical research has focused on applying technology to improve mental health — particularly by teaching anyone how to shift their state of mind on demand.

As a psychotherapist for over twenty years, Dr. Sullivan has also written popular psychology books and articles and created digital mental health, wellness, and peak performance psychology courses, apps, tools, and a psychology stage show. At a Sequoia-funded Virtual Reality (VR) for psychology startup in Palo Alto, CA, Dr. Sullivan directed psychology and developed evidence-based VR treatments.

Based on his career-long research and practice teaching people how to strategically shift their state of mind in a few minutes (i.e., 'shifting'), Dr. Sullivan developed Shift Therapy® – to guide anyone through shifting into a better state of mind, anytime.

You can Shift at OnePerfectShift.com anytime.



Maxim Mamoyco
Chief Technology Officer (part-time)

Maxim Mamoyco is a software engineer who founded Nozomi Health software development. He holds a computer science degree from Belarusian National Technical University and has partnered with over 20 digital health companies to help them build life-changing digital health products.

Max has focused on helping digital health organizations build products focused on the emotional experience of patients and has extensive expertise in UX research and design. He has been empowering the healthcare industry to deliver empathetic and intuitive digital products to payers, providers and partners for over six years and has overseen production and iteration of dozens of digital mental health or wellness products, including incorporating generative technologies into digital products in the mental health space — a core of OnePerfect's Shift Therapy® product vision.

Max believes in revolutionizing the healthcare industry through exceptional UX combined with the synergy of value and positive emotions to enable robust engagement and improved outcomes for patients. He is also passionate about bringing new security standards into how digital

Eric Wilson
Growth & Operations Advisor

Eric is an experienced startup operator and leader of teams solving challenges at the intersection of operations and technology for nearly 15 years.

Prior to OnePerfect, Eric served as COO at Homeward where he led development of the company's mortgage, title and core real estate operations from seed stage through successful $136M Series B led by Norwest Venture Partners. Before that, Eric co-founded Better.com, a digital lender disrupting the mortgage space, where he launched and grew the company's domestic and international operations to over 1000 team members while guiding the company through its first $2 Billion in loan originations and successful $160M Series C fundraise. Between stints in fintech, Eric founded Bolt Mining, a data center colocation provider focused on eliminating barriers to entry into cryptocurrency mining, where he led the company from initial fundraising through successful exit via acquisition by NASDAQ listed Bit Brother Ltd in late 2022.

Eric graduated from Pepperdine University with a BA in Economics and minor in Music.



Todd Sullivan, M.B.A.
Corporate Strategy & Finance Advisor

Todd is the CEO of Exitwise, which guides founders and business owners through acquisitions. Todd understands the entrepreneurial journey well having founded and sold four previous companies. Todd graduated from Yale University as a 2-time Ice Hockey MVP and was named MBA Entrepreneur of the Year at University of Michigan Ross School of Business.



products are built by OnePerfect.



Nick Allen, FSA, MAAA, FCA
Go-To-Market Advisor

Nick is the CEO of Blue Raven Actuarial and a healthcare Actuary with over 20 years of experience. Formerly, he was the Lead Actuary for Employee Benefits at USI Insurance Services. Nick is a world-class enterprise data professional.



Gary Dunn, Ph.D.
Practitioner & Business Development Advisor

Dr. Gary Dunn is the recently retired Director of Counseling and Psychological Service at the University of California, Santa Cruz (UCSC CAPS). Gary oversaw UCSC's Student Health Services during the pandemic and joined OnePerfect's official advisory team after ending his work with UCSC to support product development strategy and growth into new educational institutions.



Paul Marcille, Ph.D.
Practitioner & Business Development Advisor

Dr. Marcille is a licensed psychologist with over 35 years of experience working as a therapist, university professor and university administrator. He is the former Vice President and Dean of the American University of Paris and former Professor and Program Director at Palo Alto University. Dr. Marcille is the current president of the Bay Area Psychological Association, the past president of the California Psychological Association and the California Federal Advocacy Coordinator for the American Psychological Association. He serves on the board of several non-profit agencies and volunteers with them.



TERMS
OnePerfect

Overview

PRICE PER SHARE
$1.78

VALUATION
$16.01M

FUNDING GOAL ⓘ
$15k - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$101.46

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$617,498.02

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
8,426

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
693,820

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based Perks

Friends and Family

Invest within the first week and receive 20% bonus shares.

Super Early Bird

Invest within the first two weeks and receive 15% bonus shares.

Early Bird Bonus

Invest within the first month and receive 10% bonus shares.

Volume-Based Perks

**See the 'referral fee rules' below for referral process information.

Tier 1 | $100+

Free Shift Therapist training for any 1 person ($2,500 value), Free OnePerfect Shift iOS or Android app subscription for a year for any 1 person ($156 value), and a 4% referral fee on introductions.

Tier 2 | $1,000+

Free Shift Therapist training for any 2 people ($5000 value), Free OnePerfect Shift iOS or Android app subscription for a year for any 2 people ($312 value), and a 5% referral fee on introductions.

Tier 3 | $2,500+

Free Shift Therapist training for any 3 people ($7,500 value), Free OnePerfect Shift iOS or Android app subscription for a year for any 3 people ($468 value), and a 5% referral fee on introductions.

Tier 4 | $5,000+

5% bonus shares, Free Shift Therapist training for any 4 people ($10,000 value), Free OnePerfect Shift app subscription for a year for any 4 people ($622 value), and a 7% referral fee on introductions.

Tier 5 | $20,000+

10% bonus shares, Free Shift Therapist training for any 10 people ($25,000 value), Free OnePerfect Shift app subscription for a year for any 10 people ($1558+ value), 8% referral fee on introductions, and meet Dr. Sean on a private Zoom.

Tier 6 | $25,000+

15% bonus shares, Free Shift Therapist training for any 14 people ($35,000 value), Free OnePerfect Shift app subscription for a year for any 14 people ($2177+ value), 9% referral fee on introductions, and meet Dr. Sean on a private Zoom.

Tier 7 | $50,000+

20% bonus shares, Free Shift Therapist training for any 20 people ($50,000 value), Free OnePerfect Shift app subscription for a year for any 30 people ($4665+ value), 10% referral fee on introductions, and meet Dr. Sean on a private Zoom.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

**Referral fee rules:

If you introduce Shifts to a college or university, or to your employer or another organization, and that organization subsequently subscribes their community to a "Shift" group subscription within 6 months, you'll receive a percentage of the subscription fees they paid — up to $150,000 per referral. The referrer of record will be awarded on a first to-invest & complete a Commission Agreement basis.

Become eligible for the referral bonus by taking the following steps.

1. Complete your investment. You'll be emailed a OnePerfect Shift Commission Agreement from OnePerfect directly after your investment is confirmed.

2. Complete the Agreement, including identifying up to ten (10) organization(s) you'd like to refer and your contact at that organization, (e.g. a college, university, high school, employer, non-profit, government organization, etc.) and return the Commission Agreement to help@oneperfect.com.

3. We'll respond by confirming that you are the first referrer of record for each organization that you were first to claim, and we'll provide you with a link to an email template for making an official email introduction to your contact(s).

4. After we receive your introduction email, we'll follow up with your contact to close the sale and we'll pay your Commission Agreement fee within 30 days after each of your referral(s) pays for a subscription if they subscribe within 6 months of your initial referral date.

It is possible for a OnePerfect investor to be paid millions of dollars by referring organizations that subscribe to "Shift."

Complete your investment and be the first to claim your alma mater (college, university, high school district, etc.), your current or past employer, or any other organization where you know a contact who you believe will respond to an email referral from you.

The 10% StartEngine Owners' Bonus

One Perfect, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.78 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $178. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

ALL UPDATES

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into

OnePerfect.

JOIN THE DISCUSSION



GB

What's on your mind?

0/2500

Post

**Ice breaker! What brought you
to this investment?**

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.



| SIGN UP | SUBMIT ORDER | FUNDS IN TRANSIT | FUNDS RECEIVED | FUNDS INVESTED |



WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

How much can I invest?   ⌄

When will I receive my shares?   ⌄

What will the return on my investment be?   ⌄

Can I cancel my investment?   ⌄

What is the difference between Regulation Crowdfunding and Regulation A+?   ⌄

More FAQs   →



Get To Know Us
Our Team
Careers
Blog

Let's Work Together
Raise Capital
Scout: Refer A Startup
Success Stories
Partnerships

Need Help
Contact Us
Help Center


start engine

@ 2023 All Rights Reserved



 

Terms of Use   Privacy Policy   Disclaimer   Annual Reports   Form CRS

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video #1 — **MAIN VIDEO**

Welcome!

Welcome to the Shift Revolution.

I'm Sean Sullivan, a clinical psychologist and founder at OnePerfect, where we are addressing the global mental health crisis with Shifts.

I'm thrilled to share Shifts with you.

A Shift is a short experience designed to guide you into a better state of mind on demand in under 10 minutes, anytime.

I believe that Shifts will transform the way that we approach mental health globally because after over 20 years in psychology, I've seen repeatedly that learning to Shift your state of mind when you choose to is the most valuable skill any of us can develop to manage our own mental health.

So in 2019, OnePerfect built the initial Shift platform and then we assessed Shifts in a pilot program supported by a major university.

I'm not allowed to publicly name the university, but I can tell you that OnePerfect has delivered hundreds of thousands of Shifts now, and almost 90% of subscriber responses to our post-Shift survey indicated that they had shifted toward or into their desired state of mind.

And the university subscribed, becoming our first major university customer.

So now any of their 20,000 plus member community can complete a Shift or share a Shift anytime.

Meantime, OnePerfect launched into phase two of the Shift revolution.

It's called Shift Therapy.

Imagine you're at home or work or at school, or really anywhere, and you're feeling a little disconnected, a little unmotivated.

Maybe you're overly stressed or feeling angry with someone, or annoyed.

Maybe you're even feeling a little lonely or depressed, sad.

So you open your Shift Therapy app and you choose how you want to Shift.

A highly trained live Shift Therapist appears on your screen and begins to guide you toward your chosen state of mind.

Within a few minutes, you're feeling refreshed, energized, recharged, and ready for the rest of your day or your night.

You can choose a Shift in the sleep anytime too.

So that's Shift Therapy.

And when Shift Therapy is live, broadly distributed, 24/7, I envision millions of people at millions of organizations, educational institutions, and homes all around the world shifting with us day and night because when everyone knows that they're only a few minutes away from a better state of mind anytime, I believe we will have transformed the way that mental health is approached globally.

So, want to join us in the Shift Revolution?

At OnePerfect we are 100% passionate about the power and value of Shifts and Shift Therapy.

It's gonna be fun.

I love our team.

I love our Shift community.

And I love our mission -- teach everyone how to Shift into a better state of mind anytime they choose.

Let's Shift the world together.

<u>Video #2 - Second campaign page video</u>

Welcome! Welcome to Shift Therapy, where you come to shift your state of mind in under 10 minutes, anytime.

You can get a shift out of stress. Maybe you're feeling annoyed with someone or frustrated with something. You can shift into motivation to take that next step in your day.

Your shift therapist can even shift you into a deep state of relaxation and help you get to sleep.

Shifting your state of mind on demand, it's the most valuable skill you can learn and if we've learned anything over that few years, it's that we all need to be able to get the help we need when things get tough.

So we're building a future where you can get the shift you need when you need it. And I'm so excited to build that future with you.

Let's shift the future with you. Let's shift the world together.

<u>Video #3 - Third campaign video (no audio, only graphics & images)</u>

Words appearing onscreen:

Shift Therapy

A highly trained therapist appears on your phone to shift your mind in under 10 minutes anytime you choose.

Images of Shift mobile app

That's right, shift therapy is like "Uber for Mental Health"

Just as Uber takes you to your selected 'outer world' destination anytime, Shift Therapy takes you to your selected 'inner world' destination anytime.

Your ideal state of mind.

Where will you Shift today?

Shift out of stress

Shift out of anger

Shift out of fear

Shift out of sadness

Shift into confidence

Shift into purpose

Shift into sleep

Shift anything

Shift anytime

Shift Therapy

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.